EXHIBIT 11.2

TotalEnergies SE

Insider Trading Compliance Policy

The Company's1 Code of Conduct reminds that TotalEnergies is especially concerned to prevent insider trading and prohibits the use of inside and confidential information to buy or sell shares or other securities in a publicly traded company.

You will find enclosed the ethical rules relating to the TotalEnergies company on the financial markets which recall, in particular, the terms of this obligation.

In addition, the functions you carry out within the Company require that you adhere to specific restrictions related to your holdings of TotalEnergies shares:

1.All the TotalEnergies shares (or ADRs) that you own must be held in registered form (in France, either "pure" or "administered" registered form). Units held through the Company's Mutual Fund Savings Plans (FCPE) comply with this requirement.

2.You are not allowed to enter into any transaction in derivative instruments involving TotalEnergies shares, except in the case of commitments financed by shares you already hold or will acquire.

3.You2 must refrain from entering into any transaction, including hedging, involving TotalEnergies shares, ADRs or units of Mutual Fund Saving Plans (FCPE) invested in TotalEnergies shares, including any other TotalEnergies financial instruments, during a period of thirty (30) calendar days preceding the publication date of periodic financial results (annual, half-yearly or quarterly) as well as the actual day of publication.

Transaction on TotalEnergies financial instruments is to be understood notably as all selling, buying or hedging transaction, as well as donations on shares, bonds or any other financial instruments issued by TotalEnergies SE or having such financial instruments as underlying.

4.Moreover, you3 must refrain from selling, within the period of thirty (30) calendar days preceding the publication date of an interim financial report or a year-end financial report, the TotalEnergies shares that have been granted to you pursuant to performance share grants according to Article L. 225-197-1 of the French Commercial Code and other applicable law, applicable to all beneficiaries4.

5.Finally, if you were to hold an inside information (as defined below) concerning TotalEnergies SE, you should comply with the obligations to refrain incumbent upon you, including outside the black-out periods specified above, as long as this inside information has not been publicly released by TotalEnergies SE or until this information no longer qualifies as inside information.

6.The prohibitions described in paragraphs 2 to 5 above apply to any transaction whether carried out directly by you or via an intermediary on your behalf.

TotalEnergies SE, as data controller, maintains the list of persons subject to the black-out periods on TotalEnergies financial instruments referred to in point 3. This list includes your surname and name, as well as the entity in which you carry out your functions within the Company. This processing on your personal data is based on the obligation for TotalEnergies SE to respect market abuse regulation and to comply with the French Financial market authority's ("Autorité des marchés financiers") recommendations on this matter. Your personal data are kept 5 years from the establishment or updating of the list. According to the personal data protection regulation, you have the right to access, rectify, delete and object to the use of your personal data. You have the right to give instructions for the use of your personal data after your death. You can also ask for restriction of the data processing and/or make a claim to the competent supervisory authority.

[1]

The terms "TotalEnergies", "TotalEnergies company" or "Company" in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE.

[2]	The persons concerned by these black-out periods receive a nominative and personal notification to which is enclosed the abstention periods calendar applicable for the year under consideration.
[3]	The persons concerned by these black-out periods receive a nominative and personal notification to which is enclosed the abstention periods calendar applicable for the year under consideration.
[4]

Since Law n° 2019-744 of 19 July 2019, at the end of the holding period, shares granted under article L. 225-197-1 of the French Commercial Code ("Code de commerce") must not be sold within the period of "thirty calendar days prior to the announcement of an interim financial report or a year-end financial report that the issuer is required to publish". According to ESMA (ESMA Q&A 70-145-111), the term of announcement of an interim or a year-end financial report used in Article 19 (11) of Regulation (EU) No 596/2014 is the public statement whereby the issuer announces the information included in an interim or a year-end report. In addition, Article L. 22-10-59 of the French Commercial Code stipulates that at the end of the holding period, "shares must not be sold by members of the Board of Directors or Supervisory Board, by members of the Management Board or exercising the functions of Chief Executive Officer or Deputy Chief Executive Officer and by employees who have knowledge of inside information, within the meaning of Article 7 of Regulation (EU) No 596/2014 [...] on market abuse [...], which has not been published".

Ethical rules relating to the TotalEnergies company5

on the financial markets

Stock market regulations aim to ensure investors' protection and the proper functioning and integrity of the financial markets. Under applicable law, insider trading, unlawful disclosure of inside information, as well as market manipulations are prohibited6 on pain of heavy criminal and administrative sanctions.

At the Company level, stock market regulations apply to financial instruments issued by TotalEnergies SE (shares, bonds and financial instruments related to them), to those of its listed subsidiaries and to those of listed companies in which TotalEnergies own shares (even if not subsidiaries of the Company).

For instance, financial instruments related to the share and the ADR TotalEnergies are units of FCPE invested whole or in part in TotalEnergies shares, derivatives on Liffe related to TotalEnergies share, warrants, options or bonds related to TotalEnergies share, even issued by third parties.

In the course of your functions, you may be in a position to hold inside information concerning TotalEnergies SE or one of the Company's listed companies, but also to receive inside information related to a supplier, a competitor or third-party listed company, hence, be subject to ethical rules and to abstention obligations laid down by the applicable regulations.

In addition to the stock market regulations which must be respected by all, some Company employees can be asked, given the nature of their functions7, to respect, as a prevention measure, black-out periods which are notified to them, and during which they must refrain from all transactions on TotalEnergies financial instruments that are link to them.

Such black-out periods apply, in particular, to the Senior Executives and to some of the employees of the Company due to the nature of their functions. Additional black-out periods for the sale of shares apply also to employees receiving performance shares grants8.

It is essential that these black-out periods are respected by the persons subject to them.

As an employee of one of the Company entities, you are responsible for ensuring that your actions do not contravene the French or foreign applicable regulations. Their infringement may result in the imposition of heavy criminal or administrative sanctions against you by the relevant jurisdictions or market regulatory authorities, and to disciplinary sanctions.

Employees should consult their local in-house legal department or the TotalEnergies SE group legal department for information regarding the rules that are locally applicable9. Information summarized hereunder summing up the main provisions of the European regulation or those provided by the Company's departments is given for informational purposes only.

[5]

The terms "TotalEnergies", "TotalEnergies company" or "Company" in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE.

[6]	A European regulatory framework on market abuse, enter into force on July 3, 2016, harmonized the applicable rules within the European Union.
[7]	The persons concerned receive a personal notification to which is enclosed the abstention periods calendar applicable for the year under consideration.
[8]	Law n° 2019-744 of July 19, 2019 amended the additional black-out periods applying to performance shares.
[9]

For instance, the United States federal securities laws and regulations apply to TotalEnergies American Depositary Receipts (ADRs) listed on the New York Stock Exchange and to the shares of its listed subsidiaries and to listed companies in which TotalEnergies own shares (even if not subsidiaries of the Company).

1.MARKET ABUSE

Applicable European regulation prohibits market abuse, which is a concept that encompasses insider dealing, unlawful disclosure of inside information and market manipulation. The concept is at the heart of the regulatory framework.

1.1. INSIDE INFORMATION

Inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to one or more issuers or to one or more financial instruments, and if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the prices of related derivative financial instruments10; that is, information a reasonable investor would be likely to use, at least in part, as one of the foundations of his investment decisions.

For example, information related to the financial, commercial, strategic or litigation-related position or to cybersecurity incidents, accidents or discoveries (hydrocarbons or processes) of TotalEnergies SE, its listed subsidiaries or equity affiliates, could constitute inside information.

Beyond the compliance of abstention obligations specified below regarding inside information, each Company employee is asked to strictly protect the confidentiality of the information concerning the Company he holds and to strictly comply within the Company internal rules related to it.

1.2. PROHIBITION OF INSIDER DEALING AND OF UNLAWFUL DISCLOSURE OF INSIDE INFORMATION

Applicable law prohibits insider dealing and unlawful disclosure of inside information11, by stipulating ethical rules. Therefore, any person who possesses inside information as a result of his/her duties, professional activities or shareholding in an issuer as well as any person who possesses inside information and such person knows or should know12 that such information is privileged, must refrain from:

▪using that information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates;

▪using that inside information by canceling or amending an order concerning a financial instrument to which the information relates where the order was placed before the person concerned possessed the inside information13;

▪recommending, on the basis of that information, that another person acquire or dispose of financial instruments to which that information relates, or inducing that person to make such an acquisition or disposal;

▪recommending, on the basis of that information, that another person cancel or amend an order concerning a financial instrument to which that information relates, or inducing that person to make such a cancelation or amendment;

▪using the recommendations or inducements referred to above, where the person using the recommendation or inducement knows or ought to know that it is based upon inside information;

these behaviors constitute insider dealings;

▪disclosing that information to any other person, except where the disclosure is made in the normal exercise of an employment, a profession or duties;

▪disclosing recommendations or inducements referred to above, where the person disclosing the recommendation or inducement knows or ought to know that it was based on inside information.

these behaviors constitute unlawful disclosures of inside information.

1.3. PROHIBITION OF MARKET ABUSE14

Regulations also prohibit any person to engage in or attempt to engage in market abuse. The following constitute market abuse:

(a)	entering into a transaction, placing an order to trade or any other behavior which[15]:
(i)

gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a financial instrument, a related spot commodity contract or an auctioned product based on emission allowances;

[10]

Article 7 of Regulation (EU) No. 596/2014. Definitions of inside information concerning derivative financial instruments on raw materials and emissions trading or auctioning products related to those trading are specified in 1. b. and c. of this Article.

[11]

Regulation (EU) 596/2014 on market abuse, Article 14 for insider dealing and unlawful disclosure of inside information. Article 15 also prohibits market manipulations. Additionally, as mentioned in footnote 9 hereto, the United States federal securities laws and regulations also apply to the Company.

[12]	The provisions of article L. 465-1 of the French Monetary and Financial Code on insider dealings are slightly different in this respect from European Regulation and refer to "knowingly".
[13]

In relation to auctions of emission allowances or other auctioned products based thereon, the use of inside information shall also comprise submitting, modifying or withdrawing a bid by a person for its own account or for the account of a third party

[14]	Regulation (EU) 596/2014 on market abuse, Article 15.
[15]

Unless the person entering into a transaction, placing an order to trade or engaging in any other behavior establishes that such transaction, order or behavior have been carried out for legitimate reasons, and conform with an accepted market practice as established in accordance with application regulations.

(ii)

secures, or is likely to secure, the price of one or several financial instruments, a related spot commodity contract or an auctioned product based on emission allowances at an abnormal or artificial level;

(b)

entering into a transaction, placing an order to trade or any other activity or behavior which affects or is likely to affect the price of one or several financial instruments, a related spot commodity contract or an auctioned product based on emission allowances, which employs a fictitious device or any other form of deception or contrivance;

(c)

disseminating information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to the supply of, demand for, or price of, a financial instrument, a related spot commodity contract or an auctioned product based on emission allowances or secures, or is likely to secure, the price of one or several financial instruments, a related spot commodity contract or an auctioned product based on emission allowances at an abnormal or artificial level, including the dissemination of rumors, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading;

(d)

transmitting false or misleading information or providing false or misleading inputs in relation to a benchmark where the person who made the transmission or provided the input knew or ought to have known that it was false or misleading, or any other behavior which manipulates the calculation of a bench mark.

Concerning false or misleading dissemination, all Company employees are reminded that TotalEnergies SE is under multiple obligations regarding the content of the information to be publish as well as the modalities of their communication. Hence, the employees are recommended not to use their individual accounts in Social Medias to disseminate information related to TotalEnergies and act cautiously in doing so.

2.SANCTIONS

In France, market abuse can be subject to an administrative sanction ("breach") or to a criminal sanction ("offence"). Because of the principle of prohibition of double-jeopardy16, a defendant cannot be sued both by the Financial market Authority and by a criminal jurisdiction for the same facts.

Criminal sanctions applicable to market abuse have been reinforced since 2016. Market abuse may now be punished by up to 5 years of imprisonment maximum17 and a fine up to €100 million or up to ten times the amount of the benefit achieved owing to the offense. In case of market abuse, pecuniary sanctions may be up to 15% of the total annual consolidated turnover for a legal entity. Attempt incurs the same penalties.

Financial penalties incurred in case of administrative breaches are the same. The amount of the penalties is set according to different criteria including, in particular, quality and length of the breach; the quality and degree of involvement of the defendant, the situation and financial capacity of the defendant, the importance of gains or advantages obtained, the losses or costs averted by the defendant, or the losses realized by third parties.

3.DECLARATION OF SUSPICIOUS TRANSACTIONS18

Banks, brokers, investment companies and market operators shall declare to the French Financial Markets Authority (AMF) without delay any transaction that may constitute insider dealings or market manipulations (or attempts). This declaration is confidential.

[16]

Constitutional Council declared unconstitutional the combination of penalties and sanctions by criminal jurisdictions and by the sanctions' Commission of the Financial Market Authority (decision No. 2014-453/454 QPC and 2015-462 QPC 18 March 2015).

[17]	10 years when infringements are committed by an organized group.
[18]	Regulation (EU) 596/2014 on market abuse, article 16. French Monetary and Financial Code, Art. L. 621-17-3.